Exhibit 12.3

Translated from Chinese

Amendment to the Articles of Association

of Sino-foreign Joint Venture Shenyang JinBei Passenger Vehicle
Manufacturing Company, Ltd.

Parties:	Brilliance China Automotive Holdings Limited (Hereinafter referred to as “Brilliance China”)

Shenyang JinBei Automotive Company Limited (hereinafter referred to as “JinBei”)

     The existing Sino-foreign Joint Venture Contract of Shenyang JinBei Passenger Vehicle Manufacturing Company, Ltd. between the above two parties was approved by the Ministry of Foreign Economic and Trade Cooperation in March 1993 in document [1993] Waijingmao Sanzi Hanzi No. 100. Now based on the need to increase the total investment and registered capital of Shenyang JinBei Passenger Vehicle Manufacturing Company, Ltd., which is a joint venture between the above-mentioned two parties, the parties have decided through consultation to amend the original signed and approved Articles of Association of Sino-foreign Joint Venture Shenyang JinBei Passenger Vehicle Manufacturing Company, Ltd. as follows:

1.	“The registered capital of this JVCO shall be US$ 171.16 million” in item 1 of Article Seven of the JVCO Articles of Association shall be amended to read “The total investment of this JVCO shall be US$ 570.98 million, and the registered capital of this JVCO shall be US$ 444.16 million”.

2.	“The capital contribution to the registered capital of JVCO subscribed by the Parties to JVCO are as follows: JinBei shall contribute US$ 83.87 million, which shall be paid in RMB in an amount equivalent to US$ 83.87 million, and shall be used by JVCO to purchase the fixed assets and moulds originally leased from JinBei. The conversion rate shall be the foreign exchange rate published by the State Administration of Foreign Exchange on the date of payment of such contribution; Brilliance China shall contribute US$ 87.29 million in USD cash” in Article Eight of JVCO Articles of Association shall be amended to read “The amount, percentage and means of capital contribution by the Parties to JVCO shall be as follows: “The amount of capital contribution by JinBei shall be US$ 217.6384 million, representing 49% of the registered capital, of which, US$ 83.87 million has originally been in place, with an additional contribution of US$ 133.77 million to be made in RMB in an amount equivalent to US$ 133.77 million; The amount of contribution by Brilliance China shall be US$ 226.5216 million, representing 51% of the registered capital, of which, US$ 87.29 million has originally been in place, with an additional contribution of US$ 139.23 million to be made with RMB profits that are equivalent to US$ 139.23 million. In the case of contribution in RMB cash, the contribution payment shall be converted into

Translated from Chinese

US dollars according to the rate published by the State Administration of Foreign Exchange on the date of such payment. The additional capital contribution by the Parties shall be in place within 6 months of the receipt of new business license by JVCO.”

This Amendment shall be an integrated party of the original Articles of Association, and shall become effective upon the approval by the original approving authority.

Brilliance China Automotive Holdings Limited	Shenyang JinBei Automotive Company Limited

/s/ Su Qiang	/s/ He Guo Hua

Authorized Representative	Authorized Representative

Dated: October 23, 2002, Shenyang City, PRC

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